CYBERDEFENDER
12121 WILSHIRE BOULEVARD, SUITE 350
LOS ANGELES, CALIFORNIA 90025

July 17, 2007

VIA EDGAR

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation
Form SB-2 filed on November 3, 2006
File No. 333-138430

Dear Ms. Jacobs:

CyberDefender Corporation hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:30 p.m. (E.S.T.) on July 19, 2007 or as soon as practicable thereafter.

Very truly yours,

CYBERDEFENDER CORPORATION

/s/ Gary Guseinov
Gary Guseinov, President